Diffractive Distribution, LLC
Statement of Financial Condition
December 31, 2023

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71023

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/17/2023 AND ENDING 12/31/2023

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Diffractive Distribution, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 Huntington Avenue

(No. and Street)

Boston	**MA**	**02199**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Timothy Dolan		tdolan@fminvest.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, and middle name)

101 Seaport Blvd.	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Timothy Dolan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Diffractive Distribution, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHAELA L. BOYD
Notary Public
Commonwealth of Massachusetts
My Commission Expires May 17, 2030

Signature: [signature]

Title:
Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Diffractive Distribution, LLC
Index



Report of Independent Registered Public Accounting Firm

To the Management and Member of F/m Distributors, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Diffractive Distribution, LLC (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2024

We have served as the Company's auditor since 2023.

Diffractive Distribution, LLC
Statement of Financial Condition
As of December 31, 2023

Assets

Cash	$	752,640
Distribution fees receivable from Affiliates		1,523,005
Receivable from Parent		371,481
Prepaid expenses and other assets		25,717
Total assets	$	2,672,843

Liabilities and member's equity
Liabilities:

Accrued expenses	92,000
Total liabilities	92,000

Member's equity:

Member's equity	2,580,843
Total member's equity	2,580,843

Total liabilities and member's equity	$	2,672,843

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization and Description of the Business

Diffractive Distribution, LLC (the "Company") was incorporated in Delaware on November 4, 2022 and commenced operations on April 17, 2023. The Company is a wholly owned subsidiary of Diffractive Managers Group, LLC (the "Parent"). The Parent is a wholly owned subsidiary of 1251 Capital Group, Inc. The Company operates as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a limited purpose wholesaling broker-dealer. It markets the registered and unregistered offerings (collectively, the "Offerings") of affiliated registered investment advisers (each an "Affiliate" and together, the "Affiliates") to financial intermediaries and institutions.

2. Basis of Presentation and Significant Accounting Policies

The Company's significant accounting policies are as follows:

Basis of Presentation

The Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States ("GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates, judgments, and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from the estimates used in preparing the Statement of Financial Condition.

Cash

Cash consists of checking and savings accounts at major financial institutions in North America. Deposits with these financial institutions may exceed the amount of insurance provided on such deposits, however, these deposits may be redeemed upon demand, and, therefore, bear minimal risk.

Current Expected Credit Losses

When determining the estimate of the expected credit losses for distribution fees receivable from Affiliates, the Company considers its actual historical collection experience, the length of time the receivable has been outstanding and the credit quality of its counterparties. The Company continually reviews these credit quality indicators. There were no changes in the factors that influenced management's accounting policies or their current estimate of credit losses. The expected credit losses as of December 31, 2023 were immaterial.

Fair Value of Financial Instruments

Cash, accrued expenses and receivable from Parent approximates their fair value because of the short-term nature of these types of financial instruments.

Prepaid Expenses

The Company records payments of expenses prior to the date that they are incurred as prepaid expense assets and amortizes the balance over the corresponding time period that the services are provided.

Income Taxes

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and its operations are included in the federal and state income tax returns of its ultimate parent company, 1251 Capital Group, Inc. The Company is not allocated income taxes by 1251 Capital Group, Inc. and therefore does not include any income taxes in its Statement of Financial Condition.

3. Commitments and Contingencies

From time to time, the Company may be subject to claims, legal proceedings and other contingencies in the ordinary course of business activities. Any such matters are subject to various uncertainties, and it is possible that some of these matters may be resolved in a manner unfavorable to the Company. The Company establishes accruals, as necessary, for matters for which the outcome is probable and the amount of the liability can be reasonably estimated. As of December 31, 2023, there were no material accruals for claims, legal proceedings or other contingencies.

4. Related Party Transactions

All of the Company's revenues are earned from the Affiliates. On June 6, 2023, $590,855 of Distribution fees receivable from Affiliates were assigned from the Parent to the Company. As of December 31, 2023, the amount due from Affiliates is $1,523,005 which is included in Distribution fees receivable from Affiliates in the Statement of Financial Condition.

Certain operating expenses such as personnel, occupancy and administrative costs are charged by the Parent to the Company according to the expense sharing agreement. Operating expenses are allocated primarily on the percentage of use based on the Company's personnel relative to all of the Parent's employees. The Company typically settles intercompany receivables or payables with the Parent prior to each month-end. Prior to December 31, 2023, the Company paid the Parent for expense allocations based on estimated activity. Once final allocations were completed, it was noted that the Company overpaid $371,481, which is included in Receivable from Parent in the Statement of Financial Condition.

5. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 8 to 1 in the first year of operations. As of December 31, 2023, the Company has net capital of $660,640, which was $649,140 in excess of its required net capital of $11,500.

The Company does not claim an exemption under paragraph (k) of SEC Rule 15c3-3 of the Securities Exchange Act of 1934. The Company has represented that it does not and will not hold customer funds or securities, and has not been subject to the reserve computation or possession and control provisions of SEC Rule 15c3-3.

6. **Going Concern**

Financial Accounting Standards Board Accounting Standards Update 2014-15 - *Presentation of Financial Statements - Going Concern* (Subtopic 205-40): *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern* requires management to assess whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the financial statements are issued. If substantial doubt exists, additional disclosures are required.

The Company has experienced an operating loss for the period from April 17 (commencement of operations) through December 31, 2023. The Company is reliant upon funding from 1251 Capital Group, Inc. which has committed to provide the necessary level of financial support through March 1, 2025 to pay its obligations as they become due and ensure the Company has sufficient liquidity to continue as a going concern. The Company's Statement of Financial Condition have been prepared assuming that the Company will continue as a going concern.

7. **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023 and through February 28, 2024 (the date this report was available to be issued). Effective January 31, 2024 the Company's name changed to F/m Distributors, LLC. Except as indicated in the preceding sentence, there have been no material subsequent events that occurred during such period that require disclosure in this report or would be required to be recognized in the Statement of Financial Condition as of December 31, 2023.